Mail Stop 4561

May 7, 2009

John Kinney
Chief Executive Officer
Vision Global Solutions, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **Re:** **Vision Global Solutions, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 000-31104**

Dear Mr. Kinney:

   We have reviewed your response letter dated April 16, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 30, 2009.

Form 10-KSB for Fiscal Year Ended March 31, 2008

Part II

Item 8A. Controls and Procedures

1.   The first sentence of the third paragraph of your proposed revisions to "Disclosure Controls and Procedures" suggests that Exchange Act Rules 13a-15(e) and 15d-15(e) require the evaluation of the effectiveness of the design and operation of disclosure controls and procedures. Please note that these rules define disclosure controls and procedures but do not set forth the requirements for an evaluation. As requested by prior comment number 5, please revise this disclosure to state that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures (as defined under Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2008.

General

2.   Please amend Form 10-KSB for fiscal year ended March 31, 2008 to revise the
        disclosures under Item 8A based on your response to our prior comments.
        Further, you should also revise your disclosures regarding off-balance sheet
        arrangements and related party transactions based on your responses to prior
        comment numbers 1 and 2, respectively.

3.   As previously requested, in connection with responding to our comments, the
        company should provide, in writing, a statement from the company
        acknowledging that:

        - the company is responsible for the adequacy and accuracy of the
          disclosure in the filing;

        - staff comments or changes to disclosure in response to staff comments do
          not foreclose the Commission from taking any action with respect to the
          filing; and

        - the company may not assert staff comments as a defense in any
          proceeding initiated by the Commission or any person under the federal
          securities laws of the United States.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at
(202) 551-3226 if you have any questions regarding the above comments.

                                    Sincerely,

                                    Craig Wilson
                                    Senior Assistant Chief Accountant